Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Reports First Half Fiscal Year 2026 Financial Results

BEIJING, May 29, 2026 /PRNewswire/ -- Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (Nasdaq: AZI), one of the leading and fast-growing lifecycle automotive service providers in China, today announced its unreviewed financial results for the six months ended March 31, 2026.

First Half of Fiscal Year 2026 Financial Results

Revenues

Revenues were US$29.5 million for the six months ended March 31, 2026, a decrease of 63.1% from US$79.9 million in the same period of fiscal year 2025. The revenue decline stemmed from two major factors. First, the conflict between the US and Iran has disrupted oil supply, tightening the lubricant market, driving up product prices and curbing market transactions. Second, the Company has strategically shifted its focus toward the new energy vehicle sector.

Cost of Revenues

Cost of revenues was US$29.3 million for the six months ended March 31, 2026, representing a 62.4% year-over-year decrease from US$78.5 million in the same period of fiscal year 2025. The substantial year-over-year decline in cost of revenues was mainly attributable to the Company’s comprehensive business optimization and refined cost management, which aligned closely with the corresponding revenue contraction.

Gross Profit

Gross profit was US$0.24 million for the six months ended March 31, 2026, representing a 82.5% year-over-year decrease from US$1.4 million in the same period of fiscal year 2025. The gross margin dropped from 1.70% to 0.81%. The decline in gross profit is closely linked to the contraction of operating revenue.

Operating Expenses

Operating expenses were US$15.6 million for the six months ended March 31, 2026, representing a 64.6% year-over-year increase from US$9.5 million in the same period of fiscal year 2025. The rise was mainly attributable to higher financing expenses incurred during the reporting period.

Other expenses or income, net

Other income, net was US$1.5 million for the six months ended March 31, 2026, representing a 46.4% year-over-year decrease from US$2.8 million in the same period of fiscal year 2025. The net balance was comprehensively affected by multiple factors, including net interest expenses arising from corporate financing activities, fair value fluctuation gains and losses of assets, and investment income from industrial layout. The Company’s diversified investment and financing activities during the reporting period led to comprehensive changes in non-operating income and expenses.

Net loss

As a result of the foregoing, the Company recorded a net loss attributable to the Company’s ordinary shareholders of US$13.8 million for the six months ended March 31, 2026, representing a 163.5% year-over-year increase from a net loss of US$5.2 million in the same period of fiscal year 2025. The increased loss was mainly due to the short-term strategic investment expenses and increased operating investment amid the Company’s business transformation and upgrading.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements speak only as of the date of this announcement, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as actual results may be impacted by a variety of factors, including without limitation, changes in macroeconomic conditions, industry dynamics, competitive landscape, regulatory requirements, the Company’s ability to successfully implement its growth strategies and effectively manage costs and operations, and unforeseen business challenges. The Company encourages investors to review other factors that may affect its future results in the Company’s registration statement, periodic reports, including its Annual Report on Form 20-F and Current Report on Form 6-K, and in its other filings with the SEC.

Contact Information

Autozi Internet Technology (Global) Ltd.

Mr. HuiZhang

Email: boardoffice@autozi.com

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	$268	$187
Restricted cash	-	-
Accounts receivable, net	129	1,888
Advance to suppliers, net	7,645	6,981
Inventories	254	492
Prepayments, receivables and other assets, net	5,026	39,429
Deferred offering cost	-	-
Amounts due from related parties, net	54	10
Total current assets	13,376	48,987

Non-current assets
Long-term investment	35	-
Property, equipment and software, net	287	272
Operating lease right-of-use assets	89	92
Total non-current assets	411	364

TOTAL ASSETS	$13,787	$49,351

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	$9,021	$9,251
Convertible bonds	9,488	9,612
Accounts payable	2,856	4,677
Deferred revenues	2,252	4,796
Accrued expenses and other current liabilities	14,206	14,151
Payable to redeemable non-controlling interests	-	-
Lease liabilities, current	60	311
Amounts due to related parties	674	760
Total current liabilities	38,557	43,558

Non-current liabilities
Lease liabilities, non-current	36	37
Total non-current liabilities	36	37

TOTAL LIABILITIES	38,593	43,595

Commitments and contingencies (Note 23)

Shareholders’ deficit
Class A ordinary shares (US$0.00005 par value; 9,600,000,000 and 9,600,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 1,407,722 and 1,816,998 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	-	-
Class B ordinary shares (US$0.00005 par value; 400,000,000 and 400,000,000 shares authorized as of September 30, 2025 and March 31, 2026; 691,902 and 635,902 shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively)	-	-
Additional paid-in capital	94,813	133,554
Accumulated deficit	(145,514)	(143,339)
Accumulated other comprehensive income	11,627	1,113
Total AUTOZI shareholders’ deficit	(39,074)	(8,672)
Non-controlling interests	14,268)	14,428
Total shareholders’ deficit	(24,806)	5,756

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$13,787	$49,351

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Revenues	$79,871	$29,543
Cost of revenues	(78,511)	(29,305)
Gross profit	1,360	238

Operating expenses
Selling and marketing expenses	(1,575)	(1,044)
General and administrative expenses	(7,288)	(13,949)
Research and development expenses	(622)	(617)
Total operating expenses	(9,485)	(15,610)

Operating loss	(8,125)	(15,372)

Other (expense) income
Litigation related (expenses) income	4,381	-
Interest expenses, net	(1,926)	(1,417)
Other income, net	392	3,114
Fair value change gain/loss	-	(948)
Investment income/loss	-	778
Total other (expenses) income, net	2,847	1,527

Loss before income tax expenses	(5,278)	(13,845)
Income tax expenses	-	(18)
Net loss	$(5,278)	$(13,863)
Less: net (loss) income attributable to non-controlling interests	(39)	(56)
Less: net loss attributable to mezzanine equity	-	-
Less: accretion of mezzanine equity to redemption value	-	-
Net loss attributable to the Company’s ordinary shareholders	$(5,239)	$(13,807)

Net loss	(5,278)	(13,863)

Foreign currency translation difference, net of tax of nil	1,470	(1)

Total comprehensive loss	$(3,808)	$(13,864)
Less: total comprehensive (loss) income attributable to non-controlling interests	283	(56)
Comprehensive loss attributable to the Company	$(4,091)	$(13,808)

Net loss per share of non-redeemable ordinary shares - Basic and diluted	(24.70)	(3.08)

Weighted average shares of outstanding non-redeemable ordinary shares	212,120	4,489,164

Net earnings per share of redeemable ordinary shares - Basic and diluted	-	-

Weighted average shares of outstanding redeemable ordinary shares	-	-